

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : EC/FL/GS/CPP/016/05



05006190

BY AIRMAIL

18th February, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America



SEC MAIL
PROCESSING
SECTION
RECEIVED
MAR 02 2005
170
WASH, D.C.

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
MAR 07 2005
THOMSON
FINANCIAL

dlw 3/7

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 1st February, 2005 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Announcement of Continuing Connected Transactions
   Date : February 17, 2005
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 15th February, 2005, the CPP Subsidiaries (excluding Chia Tai Food) entered into a number of master supply agreements with the CTEI Supermarket Subsidiaries in respect of the supply of merchandise including edible oil, eggs, chicken and processed meat, duck and processed meat. These agreements set out the framework within which the relevant merchandise is to be supplied by the CPP Subsidiaries (excluding Chia Tai Food) and in particular the key terms and conditions and the general pricing principles to be followed by the CTEI Supermarket Subsidiaries when they place specific orders from time to time with the CPP Subsidiaries (excluding Chia Tai Food) for the purchase of the relevant merchandise.

CTEI and its subsidiaries are associates of the controlling shareholders of CPP and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules. Accordingly, transactions under the relevant master supply agreements constitute continuing connected transactions for CPP under the Listing Rules.

On 15th February, 2005, each of Ningbo Oil, Qingdao Chia Tai, Xianghe Chia Tai and Chia Tai Food entered into a master supply agreement with Shanghai Lotus for the supply of merchandise including edible oil, chicken and processed meat and duck and processed meat to Shanghai Lotus. Such agreements also set out the framework within which the relevant merchandise are to be supplied by the CPP Subsidiaries (excluding Shaanxi Chia Tai) and in particular the key terms and conditions and the general pricing principles to be followed by Shanghai Lotus when they place specific orders with the CPP Subsidiaries (excluding Shaanxi Chia Tai) from time to time for the purchase of the relevant merchandise.

Shanghai Lotus is a subsidiary of C.P. Seven Eleven which is an associate of the controlling shareholders of CPP, and therefore is a connected person of CPP as defined under Rule 14A.11 of the Listing Rules. Accordingly, transactions under the relevant master supply agreements constitute continuing connected transactions for CPP under the Listing Rules.

Taking into account the aggregate number of CTEI Continuing Connected Transactions and Shanghai Lotus Continuing Connected Transactions being entered into by the respective CPP Subsidiaries, the aggregate annual caps of the CTEI Continuing Connected Transactions and the aggregate annual caps of the Shanghai Lotus Continuing Connected Transactions. CPP will have each of the Continuing Connected Transactions and the related caps be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser. The Chearavanont Shareholders and their respective associates (including CPI Holdings Co., Ltd.) will abstain from voting at the SGM.

A circular containing information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, the opinion of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Continuing Connected Transactions and the relevant caps under each of the Continuing Connected Transactions will be issued to the Shareholders as soon as practicable.

DETAILS OF THE CTEI CONTINUING CONNECTED TRANSACTIONS

The CTEI Continuing Connected Transactions comprise transactions carried out by the CPP Subsidiaries with the respective CTEI Supermarket Subsidiaries pursuant to the following agreements:-

(1) Ningbo Oil Edible Oil Supply (1) Agreement
(2) Ningbo Oil Edible Oil Supply (2) Agreement
(3) Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement
(4) Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement
(5) Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement
(6) Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement
(7) Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement
(8) Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement
(9) Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the edible oil to be supplied by Ningbo Oil to Zhengzhou Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$8,000,000, HK$8,800,000 and HK$9,680,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Zhengzhou Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

(3) Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement

Date : 15th February, 2005

Parties : (i) Qingdao Chia Tai as supplier (a CPP Subsidiary)
(ii) Taian Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Chicken and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

(5) Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement

Date : 15th February, 2005

Parties : (i) Qingdao Chia Tai as supplier (a CPP Subsidiary)
(ii) Jinan Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Chicken and processed meat

Term : With effect from 20th January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC and the production costs of Qingdao Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties.

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

DETAILS OF THE SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTIONS

The Shanghai Lotus Continuing Connected Transactions include transactions carried out by the CPP Subsidiaries (excluding Shaanxi Chia Tai) with Shanghai Lotus pursuant to the following agreements:-

(1) Shanghai Lotus Edible Oil Purchase Agreement

(2) Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement

(3) Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement

(4) Shanghai Lotus Duck and Processed Meat Purchase Agreement

CTEI CONTINUING CONNECTED TRANSACTION AGREEMENTS

(1) Ningbo Oil Edible Oil Supply (1) Agreement

Date : 15th February, 2005

Parties : (i) Ningbo Oil as supplier (a CPP Subsidiary)

(ii) Xian Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Edible oil

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of edible oil in the PRC and the production costs of Ningbo Oil, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the edible oil to be supplied by Ningbo Oil to Xian Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$8,000,000, HK$8,800,000 and HK$9,680,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Xian Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

(2) Ningbo Oil Edible Oil Supply (2) Agreement

Date : 15th February, 2005

Parties : (i) Ningbo Oil as supplier (a CPP Subsidiary)

(ii) Zhengzhou Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Edible oil

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of edible oil in the PRC and the production costs of Ningbo Oil, and no less favourable to this CPP Subsidiary than those available from independent third parties

Price : To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC and the production costs of Qingdao Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the chicken and processed meat to be supplied by Qingdao Chia Tai to Taian Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$8,000,000, HK$8,800,000 and HK$9,680,000 respectively. The caps have been determined by reference to (i) the aggregate value of chicken and processed meat of approximately HK$728,000 supplied by Qingdao Chia Tai to Taian Lotus in 2004; (ii) the indication of the likely purchase value by Taian Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(4) Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement

Date : 15th February, 2005

Parties : (i) Qingdao Chia Tai as supplier (a CPP Subsidiary)

(ii) Zhengzhou Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Chicken and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC and the production costs of Qingdao Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the chicken and processed meat to be supplied by Qingdao Chia Tai to Zhengzhou Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$3,000,000, HK$3,300,000 and HK$3,630,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Zhengzhou Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

The annual value of the chicken and processed meat to be supplied by Qingdao Chia Tai to Jinan Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$3,000,000, HK$3,300,000 and HK$3,630,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Jinan Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

(6) Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement

Date : 15th February, 2005

Parties : (i) Xianghe Chia Tai as supplier (a CPP Subsidiary)

(ii) Beijing Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Duck and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of duck and processed meat in the PRC and the production costs of Xianghe Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the duck and processed meat to be supplied by Xianghe Chia Tai to Beijing Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$6,000,000, HK$6,600,000 and HK$7,260,000 respectively. The caps have been determined by reference to (i) the aggregate value of duck and processed meat of approximately HK$841,000 supplied by Xianghe Chia Tai to Beijing Lotus in 2004; (ii) the indication of the likely purchase value by Beijing Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(7) Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement

Date : 15th February, 2005

Parties : (i) Xianghe Chia Tai as supplier (a CPP Subsidiary)

(ii) Tianjin Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Duck and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of duck and processed meat in the PRC and the production costs of Xianghe Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the duck and processed meat to be supplied by Xianghe Chia Tai to Tianjin Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$3,000,000, HK$3,300,000 and HK$3,630,000 respectively. The caps have been determined by reference to (i) the aggregate value of duck and processed meat of approximately HK$139,000 supplied by Xianghe Chia Tai to Tianjin Lotus in 2004; (ii) the indication of the likely purchase value by Tianjin Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(8) Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement

Date : 15th February, 2005

Parties : (i) Shaanxi Chia Tai as supplier (a CPP Subsidiary)

(ii) Xian Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Eggs, chicken and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of eggs, chicken and processed meat in the PRC and the production costs of Shaanxi Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the eggs, chicken and processed meat to be supplied by Shaanxi Chia Tai to Xian Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$4,000,000, HK$4,400,000 and HK$4,840,000 respectively. The caps have been determined by reference to (i) the aggregate value of eggs, chicken and processed meat of approximately HK$489,000 supplied by Shaanxi Chia Tai to Xian Lotus in 2004; (ii) the indication of the likely purchase value by Xian Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(9) Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement

Date : 15th February, 2005

Parties : (i) Shaanxi Chia Tai as supplier (a CPP Subsidiary)

(ii) Zhengzhou Lotus as purchaser (a CTEI Supermarket Subsidiary)

Subject : Eggs, chicken and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC and the production costs of Qingdao Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the purchases of chicken and processed meat by Shanghai Lotus from Qingdao Chia Tai for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$140,000,000, HK$154,000,000 and HK$169,400,000 respectively. The caps have been determined by reference to (i) the aggregate value of chicken and processed meat of approximately HK$59,470,000 purchased by Shanghai Lotus from Qingdao Chia Tai in 2004; (ii) the indication of the likely purchase volume by Shanghai Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(3) Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement

Date : 15th February, 2005

Parties : (i) Chia Tai Food as supplier (a CPP Subsidiary)

(ii) Shanghai Lotus as purchaser

Subject : Chicken and processed meat

Term : With effect from 1st January, 2005 to 31st December, 2007

Price : To be determined by reference to the prevailing market price and demand of chicken and processed meat in the PRC and the costs of purchase by Chia Tai Food, and no less favourable to this CPP Subsidiary than those available from independent third parties

Payment terms : Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the purchases of chicken and processed meat by Shanghai Lotus from Chia Tai Food for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$25,000,000, HK$27,500,000 and HK$30,250,000 respectively. The caps have been determined by reference to (i) the aggregate value of chicken and processed meat of approximately HK$8,326,000 purchased by Shanghai Lotus from Chia Tai Food in 2004; (ii) the indication of the likely purchase value by Shanghai Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

LISTING RULES IMPLICATIONS

Four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont and Mr. Sumet Jiaravanon (the "Chearavanont Shareholders") (all of whom are directors of CPP), on an aggregate basis, through CPI Holdings Co., Ltd., are interested in approximately 49.42% of the issued share capital of CPP.

Mr. Dhanin Chearavanont, including through Ramon Limited, a company in which he has a 50.86% shareholding interest, is interested in approximately 57.27% in aggregate of the issued share capital of CTEI. Accordingly, the CTEI Supermarket Subsidiaries, which are subsidiaries of CTEI, are associates of the controlling shareholders of the CPP and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules.

Mr. Dhanin Chearavanont and his associates are indirectly interested in an aggregate of 46.6% of the issued share capital of C.P. Seven Eleven, and Shanghai Lotus has become a subsidiary of C.P. Seven Eleven in January 2005, Shanghai Lotus is accordingly an associate of Mr. Dhanin Chearavanont and therefore is a connected person of CPP as defined under Rule 14A.11 of the Listing Rules.

In view of the above, transactions under the CTEI Continuing Connected Transactions and Shanghai Lotus Continuing Connected Transactions constitute continuing connected transactions under the Listing Rules.

Taking into account the aggregate number of CTEI Continuing Connected Transactions and Shanghai Lotus Continuing Connected Transactions being entered into by the respective CPP Subsidiaries, the aggregate annual caps of the CTEI Continuing Connected Transactions and the aggregate annual caps of the Shanghai Lotus Continuing Connected Transactions, CPP will have each of the Continuing Connected Transactions and the related caps be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the fairness opinion of an independent financial adviser. The Chearavanont Shareholders and their respective associates (including CPI Holdings Co., Ltd.) will abstain from voting at the SGM.

A circular containing information relating to the Continuing Connected Transactions, a letter from the Independent Board Committee, the opinion of the independent financial adviser to the Independent Board Committee and the Independent Shareholders, together with a notice to convene the SGM to approve the Continuing Connected Transactions and the relevant caps under each of the Continuing Connected Transactions will be issued to the Shareholders as soon as practicable.

GENERAL INFORMATION

As at the date of this announcement, the Board of CPP comprises nine executive Directors, namely Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and three independent non-executive Directors, namely Mr. Budiman Elkana, Mr. Chidchai Vanasatidya and Mr. Cheung Koon Yuet, Peter.

Price	:	To be determined by reference to the prevailing market price and demand of eggs, chicken and processed meat in the PRC and the production costs of Shaanxi Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the eggs, chicken and processed meat to be supplied by Shaanxi Chia Tai to Zhengzhou Lotus for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$4,000,000, HK$4,400,000 and HK$4,840,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Zhengzhou Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

SHANGHAI LOTUS CONTINUING CONNECTED TRANSACTION AGREEMENTS

(1) Shanghai Lotus Edible Oil Purchase Agreement

Date	:	15th February, 2005
Parties	:	(i) Ningbo Oil as supplier (a CPP Subsidiary) (ii) Shanghai Lotus as purchaser
Subject	:	Edible Oil
Term	:	With effect from 1st January, 2005 to 31st December, 2007
Price	:	To be determined by reference to the prevailing market price and demand of edible oil in the PRC and the production costs of Ningbo Oil, and no less favourable to this CPP Subsidiary than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the purchases of edible oil by Shanghai Lotus from Ningbo Oil for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$180,000,000, HK$198,000,000 and HK$217,800,000 respectively. The caps have been determined by reference to (i) the aggregate value of edible oil of approximately HK$99,270,000 purchased by Shanghai Lotus from Ningbo Oil in 2004; (ii) the indication of the likely purchase value by Shanghai Lotus; (iii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iv) the possibility of the revaluation of RMB in the coming years.

(2) Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement

Date	:	15th February, 2005
Parties	:	(i) Qingdao Chia Tai as supplier (a CPP Subsidiary) (ii) Shanghai Lotus as purchaser
Subject	:	Chicken and processed meat

(4) Shanghai Lotus Duck and Processed Meat Purchase Agreement

Date	:	15th February, 2005
Parties	:	(i) Xianghe Chia Tai as supplier (a CPP Subsidiary) (ii) Shanghai Lotus as purchaser
Subject	:	Duck and processed meat
Term	:	With effect from 1st January, 2005 to 31st December, 2007
Price	:	To be determined by reference to the prevailing market price and demand of duck and processed meat in the PRC and the production costs of Xianghe Chia Tai, and no less favourable to this CPP Subsidiary than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days. Payment for the purchases shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC.

The annual value of the purchases of duck and processed meat by Shanghai Lotus from Xianghe Chia Tai for the financial years ending 31st December, 2005, 31st December, 2006 and 31st December, 2007 will not exceed HK$2,000,000, HK$2,200,000 and HK$2,420,000 respectively. The caps have been determined by reference to (i) the indication of the likely purchase value by Shanghai Lotus; (ii) based on the increase in PRC's consumer price index of approximately 3.9% for 2004, the possible price increases in line with consumer prices in the PRC generally; and (iii) the possibility of the revaluation of RMB in the coming years.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

CPP and its subsidiaries are principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding. The CPP Subsidiaries are all engaged in the production of agricultural produce.

CTEI is an investment holding company whose subsidiaries are engaged in various business activities including, among other things, the operation of large scale cash-and-carry warehouse stores in the PRC; the provision of software solutions to the financial sectors in Thailand; and the investment in commercial properties in the PRC. The CTEI Supermarket Subsidiaries operate large scale cash-and-carry warehouse stores in different localities in the PRC.

Shanghai Lotus is principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities.

The Directors are of the view that the supply of the relevant merchandise to the CTEI Subsidiaries and Shanghai Lotus under the CTEI Continuing Connected Transaction Agreements and Shanghai Lotus Continuing Connected Transaction Agreements is an invaluable opportunity which enables the CPP Subsidiaries to secure major, substantial customers which have extensive experience and retail network in the PRC for its merchandise.

The Directors (excluding the independent non-executive Directors whose views will be given after taking into account the advice from an independent financial adviser) consider that the terms of the respective CTEI Continuing Connected Transaction Agreements and Shanghai Lotus Continuing Connected Transaction Agreements are on normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Beijing Lotus"	北京易初蓮花連鎖超市有限公司(Beijing Lotus Supermarket Chain Store Co., Ltd.), a sino-foreign equity joint venture established in the PRC which is a subsidiary of CTEI
"Board"	the board of Directors
"Chia Tai Food"	正大食品企業(上海)有限公司 (Chia Tai Food Product (Shanghai) Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of CPP
"connected person"	has the meaning ascribed to it under the Listing Rules
"Continuing Connected Transactions"	CTEI Continuing Connected Transactions and Shanghai Lotus Continuing Connected Transactions
"CPP"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange
"CPP Subsidiaries"	Ningbo Oil, Qingdao Chia Tai, Xianghe Chia Tai, Chia Tai Food and Shaanxi Chia Tai
"C.P. Seven Eleven"	C.P. Seven Eleven Public Company Limited, a company incorporated in Thailand whose shares are listed on the Stock Exchange of Thailand
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange
"CTEI Continuing Connected Transactions"	the continuing connected transactions under the CTEI Continuing Connected Transaction Agreements, which constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules
"CTEI Continuing Connected Transaction Agreements"	Ningbo Oil Edible Oil Supply (1) Agreement, Ningbo Oil Edible Oil Supply (2) Agreement, Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement, Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement, Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement, Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement, Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement, Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement and Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement
"CTEI Supermarket Subsidiaries"	Beijing Lotus, Tianjin Lotus, Taian Lotus, Xian Lotus, Zhengzhou Lotus and Jinan Lotus
"Directors"	the directors of CPP
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising Mr. Budiman Elkana, Mr. Chidchai Vanasatidya and Mr. Cheung Koon Yuet, Peter, independent non-executive Directors which will be established to advise the Independent Shareholders in respect of the Continuing Connected Transactions;
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates (including CPI Holdings Co., Ltd.)
"Jinan Lotus"	濟南易初蓮花連鎖超市有限公司(Jinan Lotus Supermarket Chain Store Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of CTEI
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Ningbo Oil"	寧波正大糧油實業有限公司 (Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of CPP
"Ningbo Oil Edible Oil Supply (1) Agreement"	the supply agreement entered into between Xian Lotus and Ningbo Oil on 15th February, 2005 in relation to the supply of edible oil by Ningbo Oil to Xian Lotus on an ongoing basis
"Ningbo Oil Edible Oil Supply (2) Agreement"	the supply agreement entered into between Zhengzhou Lotus and Ningbo Oil on 15th February, 2005 in relation to the supply of edible oil by Ningbo Oil to Zhengzhou Lotus on an ongoing basis
"PRC"	the People's Republic of China (for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"Qingdao Chia Tai"	青島正大有限公司 (Qingdao Chia Tai Company Limited), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of CPP
"Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement"	the supply agreement entered into between Taian Lotus and Qingdao Chia Tai on 15th February, 2005 in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Taian Lotus on an ongoing basis
"Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement"	the supply agreement entered into between Zhengzhou Lotus and Qingdao Chia Tai on 15th February, 2005 in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Zhengzhou Lotus on an ongoing basis
"Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement"	the supply agreement entered into between Jinan Lotus and Qingdao Chia Tai on 15th February, 2005 in relation to the supply of chicken and processed meat by Qingdao Chia Tai to Jinan Lotus on an ongoing basis
"RMB"	renminbi, the lawful currency of the PRC
"SGM"	a special general meeting of CPP to be held to approve the Continuing Connected Transactions
"Shaanxi Chia Tai"	陝西正大有限公司 (Shaanxi Chia Tai Company Limited), a sino-foreign cooperative joint venture established in the PRC which is a subsidiary of CPP
"Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement"	the supply agreement entered into between Xian Lotus and Shaanxi Chia Tai on 15th February, 2005 in relation to the supply of eggs, chicken and processed meat by Shaanxi Chia Tai to Xian Lotus on an ongoing basis
"Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement"	the supply agreement entered into between Zhengzhou Lotus and Shaanxi Chia Tai on 15th February, 2005 in relation to the supply of eggs, chicken and processed meat by Shaanxi Chia Tai to Zhengzhou Lotus on an ongoing basis

"Shanghai Lotus"	上海易初蓮花連鎖超市有限公司(Shanghai Lotus Supermarket Chain Store Co., Ltd.), a sino-foreign cooperative joint venture established in the PRC which is a subsidiary of C.P. Seven Eleven
"Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement"	the purchase agreement entered into between Shanghai Lotus and Qingdao Chia Tai on 15th February, 2005 in relation to the purchase of chicken and processed meat by Shanghai Lotus from Qingdao Chia Tai on an ongoing basis
"Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement"	the purchase agreement entered into between Shanghai Lotus and Chia Tai Food on 15th February, 2005 in relation to the purchase of chicken and processed meat by Shanghai Lotus from Chia Tai Food on an ongoing basis
"Shanghai Lotus Continuing Connected Transactions"	the continuing transactions under the Shanghai Lotus Continuing Connected Transaction Agreements, which constitute continuing connected transactions as defined in the Listing Rules
"Shanghai Lotus Continuing Connected Transaction Agreements"	Shanghai Lotus Edible Oil Purchase Agreement, Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement and Shanghai Lotus Chicken, Process Meat Purchase (2) Agreement and Shanghai Lotus Duck and Processed Meat Purchase Agreement
"Shanghai Lotus Duck and Processed Meat Purchase Agreement"	the purchase agreement entered into between Shanghai Lotus and Xianghe Chia Tai on 15th February, 2005 in relation to the purchase of duck and processed meat by Shanghai Lotus from Xianghe Chia Tai on an ongoing basis
"Shanghai Lotus Edible Oil Purchase Agreement"	the purchase agreement entered into between Shanghai Lotus and Ningbo Oil on 15th February, 2005 in relation to the purchase of edible oil by Shanghai Lotus from Ningbo Oil on an ongoing basis
"Shareholders"	shareholders of CPP
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Taian Lotus"	泰安易初蓮花連鎖超市有限公司(Taian Lotus Supermarket Chain Store Co., Ltd.), a company established in the PRC with limited liability which is a subsidiary of CTEI
"Tianjin Lotus"	天津易初蓮花連鎖超市有限公司(Tianjin Lotus Supermarket Chain Store Co., Ltd.), a sino-foreign equity joint venture established in the PRC which is a subsidiary of CTEI
"Xian Lotus"	西安易初蓮花連鎖超市有限公司(Xian Lotus Supermarket Chain Store Co., Ltd.), a company established in the PRC with limited liability which is a subsidiary of CTEI
"Xianghe Chia Tai"	香河正大有限公司 (Xianghe Chia Tai Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of CPP
"Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement"	the supply agreement entered into between Beijing Lotus and Xianghe Chia Tai on 15th February, 2005 in relation to the supply of duck and processed meat by Xianghe Chia Tai to Beijing Lotus on an ongoing basis
"Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement"	the supply agreement entered into between Tianjin Lotus and Xianghe Chia Tai on 15th February, 2005 in relation to the supply of duck and processed meat by Xianghe Chia Tai to Tianjin Lotus on an ongoing basis
"Zhengzhou Lotus"	鄭州易初蓮花連鎖超市有限公司(Zhengzhou Lotus Supermarket Chain Store Co., Ltd.), a company established in the PRC with limited liability which is a subsidiary of CTEI

For the purpose of this announcement, translation of RMB into Hong Kong dollars is made for illustration purposes only at the exchange rate of RMB1.0 to HK$0.94.

By Order of the Board
C.P. Pokphand Co. Ltd.
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 17th February, 2005